FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Material Fact dated September 28, 2012.

MATERIAL FACT

With regard to the currently outstanding “Valores Santander”, for which a prospectus was registered with the Spanish Comisión Nacional del Mercado de Valores on September 19, 2007 and according to the provisions set forth therein, Banco Santander hereby reminds that 4 October 2012 is the mandatory conversion date for of all the “Valores Santander” outstanding. Thus, the last trading day of the “Valores Santander” shall be 3 October 2012.

The number of “Valores Santander” originally issued was 1,400,000. Out of those, 880,700 were converted (in October 2009, 2010 and 2011 and in June, July, August and September 2012). Thus, the number of “Valores Santander” outstanding which will be mandatorily converted on 4 October is 519,300, which represent 37.1% of those initially issued.

The price of each Banco Santander share for conversion purposes is 12.96 euros, as announced through the material fact announcement dated July 30, 2012. Therefore, the conversion ratio applicable to the “Valores Santander” is 385.802469135802 Banco Santander shares for each “Valor Santander”, which is the result of dividing the face value of each “Valor Santander” (5,000 euros) by the aforementioned price (12.96 euros).

After the mandatory conversion date, Banco Santander will take the necessary actions for the issue and admission to listing of the new shares on the Spanish Stock Exchanges, as well as on all other stock exchanges on which Banco Santander is listed.

It is envisaged that these new shares will carry the right to participate in the “Santander Dividendo Elección” program (scrip dividend scheme) to be applied to the second 2012 interim dividend as announced on September 10, 2012.

Boadilla del Monte (Madrid), 28 September 2012

Banco Santander, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: September 28, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President